Investor Relations
Mr. Wayne Musselman
Director
SAND Technology Inc.
514-939-3477

SAND Technology Announces Results for the Third Quarter Ended April 30, 2013

June 25, 2013: SAND Technology Inc. (OTCBB:SNDTF.OB) today reported a net loss for the third quarter ended April 30, 2013 of $148,638 on revenues of $528,603. For the nine-month period ended April 30, 2013, the net loss was $862,667 on revenues of $1,657,898.

The Company reported an operating loss, before foreign exchange, interest and earnings from discontinued operations, for the quarter ended April 30, 2013 of $148,638 compared with an operating loss, before foreign exchange, interest and earnings from discontinued operations of $1,319,467 for the quarter ended April 30, 2012. For the nine-month period ended April 30, 2013, the Company reported an operating loss, before foreign exchange, interest and earnings from discontinued operations of $901,216 compared with an operating loss, before foreign exchange, interest and earnings from discontinued operations of $4,497,566 for the nine-month period ended April 30, 2012.

During the nine-month period ended April 30, 2012, the Company generated a net income of $4,137,323 which included a gain of $8,571,967 on the sale of the Company’s SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation realized in October 2011.

All figures are in Canadian dollars.

As previously announced, the Company’s Board of Directors has taken steps to reduce the Company’s current cost of operations as it continues to evaluate its strategic options, with the objective of maximizing value for shareholders. There can be no assurance, however, that the strategic review will result in any specific transaction.

About SAND Technology

SAND revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. SAND Technology has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

www.sand.com

SAND Technology, SAND CDBMS, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Caution Concerning Forward-Looking Statements

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward-looking information” under Canadian securities legislation (collectively, “forward-looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The following financial information is expressed in Canadian dollars and should be read in conjunction with the unaudited condensed consolidated financial statements of the Company for the three-month and nine-month periods ended April 30, 2013 and 2012 and the notes thereto which are presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board (“IASB”).

www.sand.com

	Three months ended		Nine months ended
	April 30,	April 30,	April 30,	April 30,
Results of Operations	2013	2012	2013	2012

Revenue	$528,603	$889,143	$1,657,898	$2,187,729
Cost of sales and product support	87,752	303,687	250,455	820,398
Gross profit	440,851	585,456	1,407,443	1,367,331
Operating expenses
Research and development costs, net	228,935	374,572	701,575	1,068,660
Selling, general and administrative	316,983	1,422,973	1,487,749	4,090,900
	545,918	1,797,545	2,189,324	5,159,560
Operating loss	(105,067)	(1,212,089)	(781,881)	(3,792,229)
Net finance expense	43,571	107,378	119,335	705,337
Loss from continuing operations	(148,638)	(1,319,467)	(901,216)	(4,497,566)
Gain on sale of discontinued operations	-	-	-	8,571,967
Earnings from discontinued operations, net of tax	-	-	-	62,922
Net income (loss) before income taxes	(148,638)	(1,319,467)	(901,216)	4,137,323
Income tax recovery	-	-	38,549	-
Net income (loss) and comprehensive income (loss)	$(148,638)	$(1,319,467)	$(862,667)	$4,137,323
Basic income (loss) per share	$(0.01)	$(0.07)	$(0.04)	$0.21
Basic weighted average number of common shares	20,744,017	19,559,303	20,154,606	19,370,102

	As at
	April 30,	July 31,
Financial Position	2013	2012
Cash	$1,213,006	$811,655
Working Capital	292,454	97,140
Total assets	2,861,323	3,212,678
Total liabilities	3,649,256	3,148,647
Shareholders' equity (deficiency)	(787,933)	64,031

	April 30,	July 31,
	2013	2012
Long term debt
Due to shareholders	-	-
Convertible debentures	927,230	834,368
Other liabilities	156,818	154,264
	1,084,048	988,632

www.sand.com